SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (“Company”), regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2003.

May 15, 2003

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2003.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 15, 2003

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2003.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

15,990 As of March 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. MaY 15, 2003 ____________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793 __

4. Philippine Long Distance Telephone Company _____________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ____________________

Address of principal office Postal Code

8. (632) 814-3664 __________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable____________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

__________________________________________________________________________________

__________________________________________________________________________________

__________________________________________________________________________________

11. Indicate the item numbers reported herein: _________ ___________________________________

PLDT delivers strong performance for 1st quarter 2003

  Consolidated revenues up by 22 percent to Pesos 22.7 billion on Smart’s stellar performance
  Consolidated EBITDA rises 13 percent to Pesos 12.5 billion while EBITDA margin remains solid at 55 percent of revenues
  Consolidated net income surges 58 percent to Pesos 2.5 billion
  Consolidated free cash flow significantly improves to Pesos 6.4 billion, enabling PLDT and Smart to reduce debts by US$50 million and US$31 million, respectively
  Smart and Talk ‘N Text, combined, adds 770,000 new GSM subscribers, ending the first quarter with 9.4 million system-wide subscribers
  PLDT’s reduces headcount by 313 in the first quarter of 2003 with further downsizing expected through the implementation of its Manpower Reduction Program

MANILA, Philippines, May 15, 2003 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first quarter of 2003. PLDT’s consolidated revenues grew by 22 percent to Pesos 22.7 billion in the first quarter of 2003. Consolidated EBITDA rose by 13 percent to Pesos 12.5 billion in the first quarter of 2003 from Pesos 11.0 billion last year. EBITDA margin remained solid at 55 percent of revenues. Consolidated net income surged 58 percent, hitting Pesos 2.5 billion compared to Pesos 1.6 billion in the same period last year, marking a strong performance for PLDT in the first quarter of the year.

Smart Communications, Inc. (“Smart”) continued to be the main driver for much of PLDT’s robust growth. Smart posted significant growth in revenues, EBITDA, and net income as it substantially increased its subscriber base to stay well ahead of the competition.

Smart is also expected to pay dividends to PLDT of up to Pesos 4.3 billion, representing 70 percent of its net income in 2002, after having gained the approval of Finnvera and other required lenders subject to the endorsement of Finnvera’s re-insurer.

PLDT Fixed Line continued to successfully implement its Manpower Reduction Program as headcount was reduced by 313 in the first quarter of 2003 in line with the Company’s ongoing efforts to bring down its cost base.

"Our broad strategy for PLDT is simple - to grow our wireless business and strengthen our fixed line business, " commented Manuel V. Pangilinan, President and CEO of PLDT. “The results of our performance in the first quarter of 2003 validates that we are moving forward in the right direction,” added Pangilinan.

Smart: Reaching New Heights

For the first quarter 2003, Smart affirmed its market leadership, ending the quarter with 7.4 million subscribers, representing 45 percent of the market. In addition, Talk ‘N Text, which utilizes Smart’s network for its prepaid GSM service, had 2.0 million subscribers accounting for 12 percent of the market. Smart added 564,000 new subscribers in the first quarter while Talk ‘N Text added 205,000.

On a stand-alone basis, Smart’s revenues jumped by 51 percent to Pesos 10.7 billion as a result of a larger subscriber base. EBITDA grew significantly by 48 percent to Pesos 6.2 billion in the first quarter of 2003 from Pesos 4.2 billion last year, while EBITDA margins remained solid at 58 percent. Smart’s net income surged 87 percent to Pesos 2.8 billion in the first quarter of 2003 from Pesos 1.5 billion in the same period last year. Smart’s revenue growth is principally anchored on generating increased traffic on the network by a growing subscriber base.

Revenues from cellular data services, which include all text-related services as well as value-added services, increased by 45 percent to Pesos 4.0 billion in the first quarter this year compared to Pesos 2.8 billion the same period last year. Data revenues represented 42 percent of total GSM revenues. Smart handled a total of 5.1 billion outbound SMS compared to 3.8 billion last year.

As a result of improving cash flows from operations and reduced capex spending, Smart generated positive free cash flow of Pesos 4.4 billion in the first quarter 2003 compared to a negative free cash flow of Pesos 783 million in the previous year.

“Smart’s outstanding performance in the first quarter of 2003 substantially improves the group’s financial standing,” shared Pangilinan.

“Smart’s strategy has always been one of offering a host of innovative services to as wide a market as possible. We truly believe that if we can keep our costs down, we can keep growing our subscriber base without sacrificing profits, “ said Napoleon L. Nazareno, President and CEO of Smart.

Fixed Line: Overcoming the Challenges

Overall fixed line revenues registered a slight increase for the first quarter of 2003 due to the growth of data and international long distance revenues compared to the same period last year. Total revenues from PLDT’s fixed line business increased to Pesos 11.3 billion from last year’s Pesos 11.2 billion. PLDT fixed line EBITDA declined to Pesos 6.0 billion in the first quarter of 2003 mainly due to upfront costs incurred in relation to PLDT’s manpower reduction program. The fixed line business expects to further reduce headcount over the balance of 2003.

Revenues from data and other network services of the fixed line business rose by 9 percent to Pesos 1.4 billion in the first quarter of 2003. The company’s intiatives to penetrate the residential data market with PLDT Vibe and myDSL services is expected to drive the growth in this sector. PLDT signed up over 72,000 subscribers for PLDT Vibe and over 11,000 subscribers for its myDSL service, extending its leadership in both narrowband and broadband Internet service.

International long distance revenues rose by 15 percent, from Pesos 2.5 billion in the first quarter of 2002 to Pesos 2.9 billion in 2003 due to the increase in settlement rates implemented February of this year.

Aware of the challenges that fixed line businesses face worldwide, PLDT management continued its thrust to contain operating expenses of the business. In the first quarter of 2003, PLDT improved its fixed lines in service per employee to 177 from 163 in the previous year. PLDT expects to achieve even greater operational efficiencies as the company reduces headcount to below 10,500 over the balance of the year as a result of its ongoing manpower reduction program.

Management remains focused on aggressively reducing debt. In the first quarter of 2003, PLDT continued to generate strong cash flows which were used to reduce its total fixed line debts by US$50 million during the period.

ePLDT : Generating revenues from investments

ePLDT, a wholly-owned subsidiary of PLDT and the leading information and communications technology (ICT) company in the Philippines, generated growing revenues from its various investments. For the first quarter of 2003, ePLDT’s revenues grew by 203 percent to Pesos 357 million from Pesos 118 million during the same period last year.

Growth drivers for ePLDT include its successful venture in the call center business with Parlance Systems, Inc., and Vocativ Systems, Inc., which generated Pesos 187 million in revenues; Infocom, the Group’s Internet Service Provider; and Vitro Internet Data Center.

"Our solid performance in the first quarter of 2003 reinforces our commitment towards enhancing shareholder value, maintaining our leadership position in all our lines of business, and delivering the best service to our consumers," concluded Pangilinan.

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For further information, please contact:

Anabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: May 15, 2003